Filed by 3D Systems Corporation

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Stratasys Ltd.

Commission File No.: 001-35751

The following press release was issued by 3D Systems Corporation on June 27, 2023.

3D Systems Submits Enhanced Proposal to Combine with Stratasys

•	Proposal is More Favorable to Stratasys Shareholders Than the Announced Desktop Metal Combination and Should be Deemed a Superior Proposal by the Stratasys Board
•	Creates Unparalleled Additive Manufacturing Leader with Complementary Leading-Edge Technologies Positioned to Service Nearly Every Vertical in the 3D Printing Market
•	Conference Call to Discuss Enhanced Proposal on Tuesday, June 27 at 8 a.m. EDT

ROCK HILL, S.C., June 27, 2023 – 3D Systems (NYSE:DDD) (the “Company”) today announced that it has submitted an enhanced proposal to the Board of Directors of Stratasys Ltd. (NASDAQ: SSYS) (“Stratasys”) to combine the two companies in a cash and stock transaction that would convert each Stratasys ordinary share into $7.50 in cash and 1.3223 newly issued shares of 3D Systems common stock. Under the terms of the revised offer, the combination would result in Stratasys shareholders owning approximately 41% of the combined company and receiving approximately $540 million in cash at the time of consummation of the transaction.

3D Systems’ June 27 proposal represents meaningful enhancements to its previous proposal submitted to the Stratasys Board on May 30, 2023, and continues to be underscored by prior discussions between 3D Systems’ and Stratasys’ management teams, including a diligence meeting held in September 2022. The Company believes the June 27 proposal is superior to Stratasys’ announced combination with Desktop Metal. The key features of 3D Systems’ proposal include:

•	Improved Value
o	As of market close on June 26, the proposal represents a value per Stratasys share of approximately $20 based on 3D Systems’ 10-day volume-weighted average price (“VWAP”), representing a premium of 33% to the Stratasys closing share price on May 24, 2023, the last trading day prior to the announcement of the transaction with Desktop Metal.

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o	Inclusive of estimated cost synergies, represents a value of at least approximately $26 per Stratasys share, or an approximately 71% value uplift, inclusive of cost synergies.[1]
o	3D Systems would also be open to offering Stratasys shareholders the opportunity to choose their preferred consideration mix, subject to customary limits on the aggregate amount of cash and stock 3D Systems will include in the transaction.

•	Improved Certainty
o	Entrance into a definitive merger agreement on terms that provide Stratasys shareholders with at least as much deal certainty as the existing all-stock merger agreement with Desktop Metal.
o	No CFIUS or ITAR approvals required, unlike the proposed Stratasys-Desktop Metal transaction, and continued confidence that all applicable regulatory clearances will be obtained.

President and CEO Dr. Jeffrey Graves stated, “We are resolute in pursuing a friendly combination of 3D Systems and Stratasys. It is clear to us that we have presented the Stratasys Board with a superior proposal to the proposed Desktop Metal transaction. We believe there is no better opportunity to leverage the combined strength of our complementary portfolio and create an innovative additive manufacturing leader with unmatched global scale and we are encouraged by the overwhelmingly positive response we’ve received from the market.”

Strategic and Financial Highlights of the 3D Systems and Stratasys Combination

•	Scale Drives Leadership: Delivers immediate scale for leadership in the rapidly growing and fragmented additive manufacturing industry.
•	Complementary Technology Portfolio: Combination of proven technologies with limited overlap, creating a combined portfolio better positioned to service nearly every vertical in the 3D printing market today.

1 Assumes $1,500mm in incremental equity value from $100mm of cost synergies capitalized at an illustrative 15x multiple, approximately 41% combined company ownership to Stratasys shareholders, a total cash payment by 3D Systems to Stratasys shareholders of approximately $540mm, and additional illustrative transaction cost assumptions, including payment of the termination fee to Desktop Metal.

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•	Significant Cost Synergies: Highly certain value creation potential through realization of at least $100 million in cost synergies across SG&A savings, R&D integration and COGS optimization, jointly identified by members of both companies’ management teams during due diligence sessions in September 2022, in addition to significant revenue opportunities not currently included in 3D Systems’ pro forma valuation analysis.
•	Industry Leading Financial Profile: Estimated LTM combined revenue of $1.2 billion and ~$150 million in pro forma cash on the combined company balance sheet with a combined ~12% EBITDA margin[2] and no debt or equity financing contemplated.
•	Meaningful Growth Opportunities from Regenerative Medicine: Unmatched bioprinting leadership potential, with a clear road map for human applications, including human trials for 3D printed lungs anticipated by 2026.

3D System’s Proposal Promises to Deliver More Value to Stratasys Shareholders Than the Proposed Desktop Metal Combination

In its rejection of 3D Systems’ May 30 proposal, Stratasys turned down a transaction that 3D Systems believes promises straightforward and highly achievable value creation. The Company believes Stratasys relies on assumptions that are unfounded and unreasonable in order to claim its acquisition of Desktop Metal will create significant value. These assumptions include:

•	A Sudden and Significant Shift in Projected Desktop Metal Performance: Stratasys management’s EBITDA projections for Desktop Metal unrealistically assume sudden and meteoric growth and the realization of speculative revenue synergies by Desktop Metal, a company that has not delivered on its growth prospects or any of its financial commitments since its de-SPAC “IPO” in 2020.
•	Turnaround of a 28-year-old Metals Technology: Stratasys continues to tout Desktop Metal’s binder jet technology as the future of mass-produced additively manufactured metal products, but after nearly three decades, all players focused on binder jet metals have only amassed a 4% share of the total market, largely due to inferior technology. Binder jet technology continues to face significant challenges to demonstrate its viability, achieve scale for mass production and generate a profit.
•	Unrealistic Cost Synergy Assumptions: Stratasys has stated the Desktop Metal transaction will result in $50 million of cost synergies. The Company does not believe that is achievable. This $50 million is incremental to the $100 million of standalone cost reductions previously announced by Desktop Metal, which equates to 60% of Desktop Metal’s 2022 operating expenses based on 3D Systems’ analysis.

2 Based on CY2023E EBITDA guidance and $100mm run-rate cost synergies.

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•	Highly Speculative Revenue Synergies: Stratasys also cites significant value creation potential through the realization of speculative revenue synergies from manufacturing and mass production. The Company believes investors should be skeptical of such revenue synergies as they are hard to establish and forecast until actually achieved.
•	Highly Speculative and Unsupported Multiple Re-rating: In rejecting the 3D Systems proposal, Stratasys published a valuation analysis that predicated 65% of the potential uplift from the Desktop Metal merger on a multiple re-rating that 3D Systems believes is highly speculative and unsupported.
•	An Inferior Financial Profile: The Company’s analysis shows that the combination with Desktop Metal will create a combined company with lower pro forma revenue, lower gross profit, negative EBITDA margin and negative free cash flow. 3D Systems believes Desktop Metal’s historical track record of operating losses, impairments and cash burn will introduce significant risk to Stratasys’ financial profile in the coming years.

Dr. Graves concluded, “As we have shown through our enhanced proposal, we remain ready and willing to deliver our collective shareholders the tremendous value creation potential offered by a combination of our two companies. We strongly urge the Stratasys Board to engage with us constructively on a friendly agreement for the benefit of our collective shareholders, employees and customers.”

Goldman Sachs & Co. LLC is acting as exclusive financial advisor and Freshfields Bruckhaus Deringer (US) LLP, together with Herzog, Fox & Neeman in Israel, is acting as legal counsel to 3D Systems in connection with the proposed transaction.

For accompanying slides, please visit the Company’s website.

Conference Call and Webcast Information

3D Systems will host a conference call and simultaneous webcast to discuss this announcement, which can be accessed as follows:

Date: Tuesday, June 27, 2023

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Time: 8 a.m. Eastern Time

Listen via webcast: www.3dsystems.com/investor

Participate via telephone: 201-689-8762

A replay of the webcast will be available approximately two hours after the live presentation at www.3dsystems.com/investor.

About 3D Systems

More than 35 years ago, 3D Systems brought the innovation of 3D printing to the manufacturing industry. Today, as the leading additive manufacturing solutions partner, we bring innovation, performance, and reliability to every interaction – empowering our customers to create products and business models never before possible. Thanks to our unique offering of hardware, software, materials, and services, each application-specific solution is powered by the expertise of our application engineers who collaborate with customers to transform how they deliver their products and services. 3D Systems’ solutions address a variety of advanced applications in healthcare and industrial markets such as medical and dental, aerospace & defense, automotive, and durable goods. More information on the company is available at www.3DSystems.com.

Forward-Looking Statements

Certain statements made in this document that are not statements of historical or current facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from historical results or from any future results or projections expressed or implied by such forward-looking statements. In many cases, forward-looking statements can be identified by terms such as “believes,” “belief,” “expects,” “may,” “will,” “estimates,” “intends,” “anticipates” or “plans” or the negative of these terms or other comparable terminology. Forward-looking statements are based upon management’s beliefs, assumptions and current expectations and may include comments as to the company’s beliefs and expectations as to future events and trends affecting its business and are necessarily subject to uncertainties, many of which are outside the control of the company. The factors described under the headings “Forward-Looking Statements” and “Risk Factors” in the company’s periodic filings with the Securities and Exchange Commission, as well as other factors, could cause actual results to differ materially from those reflected or predicted in forward-looking statements. In particular, we note that there is no assurance that a definitive agreement for the transaction referenced in this document will be entered into or consummated or that integration will be successful or synergies will be realized if such transaction were to be consummated. Business combination proposals, transactions and integrations are subject to numerous risks and uncertainties. Although management believes that the expectations reflected in the forward-looking statements are reasonable, forward-looking statements are not, and should not be relied upon as a guarantee of future performance or results, nor will they necessarily prove to be accurate indications of the times at which such performance or results will be achieved. The forward-looking statements included are made only as of the date of the statement. 3D Systems undertakes no obligation to update or revise any forward-looking statements made by management or on its behalf, whether as a result of future developments, subsequent events or circumstances, or otherwise, except as required by law.

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Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities. This communication relates to a proposal which 3D Systems has made for a business combination with Stratasys. In furtherance of this proposal and subject to future developments, 3D Systems (and, if a negotiated transaction is agreed, Stratasys) may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document that 3D Systems and/or Stratasys may file with the SEC in connection with the proposed transaction.

Investors and security holders of 3D Systems and Stratasys are urged to read the proxy statement(s), registration statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of 3D Systems and/or Stratasys, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by 3D Systems through the web site maintained by the SEC at http://www.sec.gov.

This document shall not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, 3D Systems and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about 3D Systems’ executive officers and directors in 3D Systems’ definitive proxy statement filed with the SEC on April 5, 2023. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at http://www.sec.gov.

Contacts

Investors:
3D Systems

investor.relations@3dsystems.com

MacKenzie Partners, Inc.

Dan Burch / Bob Marese

dburch@mackenziepartners.com / bmarese@mackenziepartners.com

U.S. Media:
FTI Consulting
Pat Tucker / Rachel Chesley / Kyla MacLennan
3DSystems@fticonsulting.com

Israel Media:
Gelbart-Kahana Investor Relations
Aviram Uzi
aviram@gk-biz.com

+972-525329103

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